Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2007

Dan S. Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

Re: Teva Pharmaceutical Industries Limited
        Form 20-F for Fiscal Year Ended December 31, 2006
        File No. 000-16174

Dear Mr. Suesskind:

        We have completed our review of your Form 20-F and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief